Exhibit 99.2

Management’s Discussion & Analysis
For the three months ended January 31, 2025 and 2024

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Established consumer brands of High Tide Inc.

2

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
About this MD&A:
This management’s discussion and analysis (this “MD&A”) of High Tide Inc. (“High Tide”, “we”, “our” or the “Company”) for the three months ended January 31, 2025 and 2024 is dated March 17, 2025. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended January 31, 2025 and 2024 together with the notes thereto and the audited consolidated financial statements of the Company for the years ended October 31, 2024 and 2023 (hereafter the “Financial Statements”). The financial information presented in this MD&A has been derived from the Financial Statements which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s continuous disclosure materials, including interim fillings, audited annual consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR+ at www.sedarplus.ca, with the company’s filings with the SEC at www.sec.gov.
This MD&A refers to the Company’s two reportable operating segments: (i) the “bricks-and-mortar” segment which includes the Company’s Canadian bricks-and-mortar locations, (ii) the “e-commerce” segment which includes the Company’s USA and international subsidiaries which sell CBD and consumption accessories.
High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company with brick and mortar stores and global e-commerce assets. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI” (listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta Canada T3K 2M4.
High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.
Corporate overview:
Founded in 2009, High Tide through its subsidiary Canna Cabana is the largest cannabis retail chain in Canada. As of the date of this MD&A, the Company operates 194 branded retail cannabis stores across Canada represented by 84 locations in Alberta, 79 locations in Ontario, 12 locations in Saskatchewan, 8 locations in British Columbia, and 11 locations in Manitoba. Included within the 194 stores are 3 locations, in which the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario and two joint ventures that operate under the Meta Cannabis Supply Co brand with a 49% interest that operate in Manitoba.
Leveraging the brand equity established through its consumer brands, High Tide sells cannabis, CBD products and consumption accessories through both traditional bricks-and-mortar stores as well as e-commerce platforms. Traditional bricks-and-mortar sales are conducted under the Company’s Canna Cabana and Meta Cannabis Supply Co brands. CBD product sales are conducted online under the Company’s NuLeaf Naturals, FAB CBD, and Blessed CBD brands. Consumption accessories sales are conducted online under the Company's Grasscity, Smoke Cartel, Daily High Club and DankStop brands.
In addition to consumer sales, High Tide operates a wholesale division under the Valiant Distribution (“Valiant”) brand. Through Valiant, the Company supplies cannabis to various cannabis shops in the province of Saskatchewan.
Under the these established brands, High Tide has become one of the most recognized cannabis retail groups globally. The Company sells cannabis and consumption accessories in Canada through its Canna Cabana brand. CBD products and consumption accessories are available online in Canada, the United States, the United Kingdom, and Europe.

3

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Corporate update:
High Tide’s wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally with 194 current operating locations. The Company's objective remains to add another 20-30 locations during calendar 2025, while generating positive free cash flow, as was the case in the previous year. The Company reiterates its long-term goal to reach 300 locations across Canada.

The Company’s Cabana Club loyalty program continues to expand at a rapid pace across Canada, currently exceeding 1.76 million members, which is up 33% over the past year. Given this trajectory, the Company is raising its long-term target to exceed 2.5 million members in Canada, up from the Company’s previous target of 2 million. ELITE, the paid membership tier, continues to break quarterly growth records and now exceeds 81,000 members with additional members being onboarded daily. ELITE members tend to shop more frequently and in larger quantities than base tier members.

Following the successful launch of its innovative discount club model in its core business of bricks-and-mortar cannabis stores in Canada, in late 2024, the Company expanded the Cabana Club across all its global e-commerce businesses, offering disruptive three-tier pricing. The Company is encouraged by the initial trajectory of members signing up to its loyalty plan—and maintains its expectation that this initiative will be revenue neutral approximately six months from launch and EBITDA neutral approximately 12 months from launch. The Company is pleased to report that 4,500 members in the U.S. and Europe have signed up to ELITE. With 3.9 million total Cabana Club members in U.S. and Europe, the community has grown to a global base of 5.66 million today.

On January 13, 2025, the Company announced its intention to enter into the German medical cannabis market by acquiring a 51% interest in Purecan GmbH for approximately €4.8 Million. During ongoing due diligence, the Company reassessed the optimal structure for this transaction and is now exploring alternative arrangements to allow High Tide to maintain its planned commercial exposure into the German market. Given that approximately half of all German medical cannabis imports come from Canada, the Company continues to be committed to the German medical cannabis market and is exploring both alternative structures with Purecan GmbH and other opportunities for entry into Germany.

As expressed by the Company previously, the quantum of free cash flow generated can vary significantly in any given quarter. In the first fiscal quarter, changes in non-cash working capital represented a use of cash of $4.0 million, which was the highest level in the past seven quarters and resulted in negative free cash flow in the quarter. The Company notes that over the past four quarters, it has generated $16.5 million in free cash flow, and it expects to remain free cash flow positive for the fiscal year.

The Company’s balance sheet remains healthy with total debt of $26.4 million as of today, representing just 0.8x Adjusted EBITDA generated during the past 12 months, and with no maturities for over two years. As a result, the Company believes it can continue to fund future store growth with cash generated from existing locations.

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Select financial highlights and operating performance:

	Three months ended January 31
	2025	2024	Change
	$	$	∆
Free cash flow(i)	(1,900)	3,608	(153)%
Net cash provided by operating activities	683	6,873	(90)%
Revenue	142,461	128,068	11%
Gross profit	35,440	35,994	(2)%
Gross profit margin(ii)	25%	28%	(3)%
Total expenses	(35,373)	(33,202)	(7)%
Total expenses as a % of revenue	25%	26%	1%
Income from operations	67	2,792	(98)%
Adjusted EBITDA(iii)	7,089	10,435	(32)%
Adjusted EBITDA as a percentage of revenue(iv)	5%	8%	(3)%
Net loss	(2,689)	(5)
Basic and diluted income (loss) per share	(0.03)	$—
(i)Free cash flow is a non-IFRS financial measure prepared based on the calculation mentioned in “Select financial highlights and operating performance" section on page 8.
(ii)Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(iii)Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found under “Select financial highlights and operating performance" section on page 8.
(iv)Adjusted EBITDA as a percentage of revenue - a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.

The key factors affecting the results of the three months ended January 31, 2025, were:

•Free cash flow - Free cash flow decreased by $5,508 year-over-year due to a $3,346 reduction in Adjusted EBITDA and $1,471 in working capital investments.

•Revenue – Revenue increased $14,393 year-over-year. Organic growth of same-store sales contributed $7,782 increase in revenue whereas new stores accounted for $8,590 accompanied with an increase to data analytics, advertising and other revenue for $3,700. This has been offset by a $5,679 reduction in revenue related to e-commerce.
•Total Expenses – Total expenses as a percentage of revenue decreased 1% year-over-year, dropping to 25% during the year compared to 26% in the prior year. The decrease in total expenses as a percentage of revenue is driven by the Company's various initiatives to reduce expenditures and implement more efficient cost-saving solutions without impacting revenue and also decrease of depreciation and amortization.

•Adjusted EBITDA – The decrease in Adjusted EBITDA as a percentage of revenue is primarily driven by 3% decrease in gross profit margin on account of change in the Company's international pricing strategy to expand Cabana Club across all its global E-commerce business and new stores taking longer to ramp up to maturity.

5

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Revenue

	Three Months Ended January 31
	2025	2024	Change
	$	$	∆
Cannabis and CBD products	123,619	108,908	14%
Consumption accessories	7,544	11,562	(35)%
Data analytics, advertising and other revenue	11,298	7,598	49%
Revenue	142,461	128,068	11%
Revenue has increased by 11% to $142,461 for three months ended January 31, 2025 (January 31, 2024: $128,068).
Revenue increased $14,393 year-over-year. Organic growth of same-store sales contributed $7,782 increase in revenue whereas new stores accounted for $8,590 accompanied with an increase to data analytics, advertising and other revenue for $3,700. This has been offset by a $5,679 reduction in revenue related to e-commerce.
Gross profit

	Three Months Ended January 31
	2025	2024	Change
	$	$	∆
Revenue	142,461	128,068	11%
Cost of sales	(107,021)	(92,074)	16%
Gross profit	35,440	35,994	(2)%
Gross profit margin (i)	25%	28%	(3)%
(i) Gross profit margin is a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
The decrease of 3% in Gross profit margin is primarily due to the change in company's international pricing strategy to expand Canna Cabana across all its global E-commerce business and new stores taking longer to mature in the period.

6

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Total expenses

	Three Months Ended January 31
	2025	2024	Change
	$	$	∆
Salaries, wages and benefits	17,581	15,903	(11)%
Share-based compensation	1,175	795	(48)%
General and administration	6,563	5,606	(17)%
Professional fees	1,809	2,071	13%
Advertising and promotion	912	822	(11)%
Depreciation and amortization	5,847	6,848	15%
Interest and bank charges	1,486	1,157	(28)%
Total expenses	35,373	33,202	(7)%

	Three Months Ended January 31
As a percentage of revenue	2025	2024	Change
	$	$	∆
Salaries, wages and benefits	12%	12%	—%
Share-based compensation	1%	1%	—%
General and administration	5%	4%	1%
Professional fees	1%	2%	(1)%
Advertising and promotion	1%	1%	—%
Depreciation and amortization	4%	5%	(1)%
Interest and bank charges	1%	1%	—%
Total expense as a percentage of revenue	25%	26%	(1)%
Total expense excluding depreciation and amortization as a percentage of revenue(i)	21%	21%	—%
(i)Total expense excluding depreciation and amortization as a percentage of revenue - a non-IFRS financial measure is calculated by dividing total expenses excluding depreciation and amortization by revenue.

Total expenses excluding depreciation and amortization remained consistent at 21% of revenue during the three months ended January 31, 2025 compared to the same period in 2024. General and administration and professional fees combined together for the three months ended January 31, 2025 remained consistent at 6% of revenue, compared to the same period in 2024. This reflects the Company's continued focus on maintaining an efficient cost structure while delivering revenue growth.

Depreciation and amortization expenses decreased by $1,001 for the three months ended January 31, 2025, compared to the same period in 2024, primarily due to the full amortization of business licenses acquired as part of the META Growth Corp acquisition in prior years. This decrease was partially offset by an increase of $789 in amortization on right-of-use assets for the stores.

EBITDA and Adjusted EBITDA
The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. Management defines “Adjusted EBITDA” as the net (loss) income for the period, before income tax (recovery) expense, accretion and interest expense, depreciation and amortization, and adjusted for foreign exchange (gain) losses, transaction and acquisition costs, (gain) loss on revaluation of put option liability, (gain) loss on extinguishment of debenture, impairment loss, share-based compensation, (gain) loss on revaluation of marketable securities and (gain) loss on extinguishment of financial liability.

7

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net (loss) Income	(2,689)	(4,802)	825	171	(5)	(31,805)	(3,717)	(1,568)
Income/deferred tax recovery (expense)	38	(153)	671	(878)	(233)	(4,571)	204	(2,041)
Accretion and interest	2,101	2,308	1,681	1,712	1,743	1,632	1,931	1,759
Depreciation and amortization	5,847	5,362	5,678	7,505	6,848	8,583	8,493	7,699
EBITDA(i)	5,297	2,715	8,855	8,510	8,353	(26,161)	6,911	5,849
Foreign exchange (gain) loss	(13)	5	19	(5)	5	(152)	31	2
Transaction and acquisition costs	630	773	12	1,314	515	691	801	435
Loss (gain) revaluation of put option liability	-	(88)	(159)	(110)	(300)	544	73	(1,288)
Other loss (gain)	-	11	(6)	337	-	37	18	-
Loss (gain) on extinguishment of debenture	-	(885)	-	-	-	-	-	-
Impairment loss	-	4,964	-	-	-	34,265	-	-
Share-based compensation	1,175	750	881	549	795	(284)	2,350	1,532
Loss (gain) on revaluation of marketable securities	-	-	12	-	77	(13)	-	(19)
Loss (gain) on revaluation of debenture	-	-	-	(240)	755	(505)	-	-
Loss (gain) on extinguishment of financial liability	-	-	-	(314)	235	(60)	-	78
Adjusted EBITDA(i)	7,089	8,245	9,614	10,041	10,435	8,362	10,184	6,589
(i) EBITDA and Adjusted EBITDA are non-IFRS financial measures.

Free cash flow
The Company defines free cash flows as net cash provided by operating activities, minus sustaining capex, minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spend required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the condensed interim consolidated statements of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.
For the three months ended January 31, 2025, interest paid on right-of-use lease liabilities ($936) has been classified as a component of cash flow from operating activities within the condensed interim consolidated financial statements in line with the entity’s accounting policy. Prior periods include interest paid on right-of-use lease liabilities ($751) in cash used in financing activities. Prior periods have not been adjusted as the amounts are not material.

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Cash flow from operating activities	4,644	6,179	8,928	8,032	9,363
Changes in non-cash working capital	(3,961)	3,473	(2,715)	4,777	(2,490)
Net cash provided by operating activities	683	9,652	6,213	12,809	6,873
Sustaining capex(i)	(361)	(533)	(279)	(528)	(511)
Lease liability payments	(2,222)	(3,211)	(2,842)	(2,898)	(2,754)
Free cash flow(ii)	(1,900)	5,908	3,092	9,383	3,608
(i) Sustaining capex is a non-IFRS measure
(ii) Free cash flow is a non-IFRS measure

8

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Segmented operations:

The accounting policies used for segment reporting are consistent with the accounting policies used for the preparation of the Company’s annual audited consolidated financial statements. The comparative information has been prepared in accordance with the current reporting segments noted above. There have been no changes to the underlying data used to prepare the comparative reporting segments for the prior year.

Performance by operational segment:

9

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following is a representation of these operational segments:

	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Total	Total
For the three months ended January 31,	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Revenue	135,714	115,701	6,747	12,367	142,461	128,068
Gross profit	33,273	30,911	2,167	5,083	35,440	35,994
Gross profit margin(i)	25%	27%	32%	41%	25%	28%
Income (loss) from operations	2,290	2,955	(2,223)	(163)	67	2,792
Adjusted EBITDA(ii)	8,350	9,661	(1,261)	774	7,089	10,435
Adjusted EBITDA margin(iii)	6%	8%	(19)%	6%	5%	8%

	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Total	Total
As at October 31,	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Current assets	63,881	75,161	9,851	10,628	73,732	85,789
Non-current assets	130,166	128,719	31,765	31,700	161,931	160,419
Current liabilities	40,410	56,741	5,418	4,739	45,828	61,480
Non-current liabilities	40,459	35,788	4,276	3,428	44,735	39,216

(i)Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(ii)Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net loss is found under “Select financial highlights and operating performance" section on page 8.
(iii)Adjusted EBITDA margin - a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.

10

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Corporate overhead is allocated to bricks-and-mortar and e-commerce on a percentage of revenue based on the three months ended January 31, 2025, 95%, bricks-and-mortar and 5% e-commerce (January 31, 2024 - 90% bricks-and-mortar and 10% e-commerce)
Bricks-and-Mortar performance

	Three months ended January 31
	2025	2024	Change
	$	$	∆
Cannabis and CBD products	120,810	103,705	16%
Consumption accessories	3,665	4,398	(17)%
Data analytics, advertising and other revenue	11,239	7,598	48%
Revenue	135,714	115,701	17%
Cost of goods sold	102,441	84,790	21%
Gross profit	33,273	30,911	8%
Gross profit margin(i)	25%	27%	(2)%
Total expenses	30,983	27,955	11%
Income from operations	2,290	2,956	23%
Depreciation and amortization	4,940	5,987	(17)%
Share-based compensation	1,120	718	56%
Adjusted EBITDA(i)	8,350	9,661	(14)%
Adjusted EBITDA margin(i)	6%	8%	(2)%

(i) Gross profit margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures

For the three months ended, January 31, 2025, the Company’s bricks-and-mortar segment demonstrated revenue growth with revenue increasing by 17% to $135,714 as compared to $115,701 for the three months ended January 31, 2024.
The revenue growth is primarily attributable to continued same-store sales growth and new stores build outs. The Company went from 163 stores as at January 31, 2024 to 191 as at January 31, 2025. As of January 31, 2025, 191 stores were operational, and same store sales increased by 5% as compared to the same period ended January 31, 2024.
For the three months ended January 31, 2025 the Company recognized $11,239 in revenue generated from its proprietary data analytics service named 'Cabanalytics Business Data and Insights Platform' and other revenues which are 48% higher than the same period of 2024 at $7,598. The Cabanalytics Business Data and Insights Platform provides subscribers with a monthly report of anonymized consumer purchase data, in order to assist them with forecasting and planning their future product decisions and implementing appropriate marketing initiatives.

11

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
E-commerce segment performance

	Three Months Ended January 31
	2025	2024	Change
	$	$	∆
Cannabis and CBD products	2,809	5,203	(46)%
Consumption accessories	3,879	7,164	(46)%
Data analytics, advertising and other revenue	59	—	—%
Revenue	6,747	12,367	(45)%
Cost of goods sold	4,580	7,284	(37)%
Gross profit	2,167	5,083	(57)%
Gross profit margin(i)	32%	41%	(9)%
Total expenses	4,390	5,247	(16)%
Loss from operations	(2,223)	(164)	1256%
Depreciation and amortization	907	861	5%
Share-based compensation	55	77	(29)%
Adjusted EBITDA(i)	(1,261)	774	(263)%
Adjusted EBITDA margin(i)	(19)%	6%	(25)%
(i) Gross profit margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measure

The 45% decrease in revenue is primarily due to increased competition within the CBD and consumption accessories industries, as well as the Company's international pricing strategy and debut it of its Canna Cabana program into existing markets outside Canada.

12

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Performance by geographical markets:
Geographical markets represent revenue based on the geographical locations of the customers who have contributed to the revenue. The following is a representation of these geographical markets. The Company's geographic segments are characterized as follows:
Canada: Within Canada, the Company operates 189 (as of January 31, 2025) of its branded retail cannabis stores under the Canna Cabana brand, and 2 branded cannabis stores under Meta Cannabis Supply Co brand in addition to its Canadian warehouse operations which primarily service their retail locations.
USA: Within the USA the Company operates its e-commerce platforms including Smoke Cartel, Grasscity, Daily High Club, DankStop, NuLeaf Naturals and FABCBD, as well as USA sales on the international e-commerce platforms. In addition, the Company operates a warehouse which primarily services the e-commerce consumption accessories operations.
International: Within the International markets the Company operates its e-commerce platform Blessed CBD, as well as international sales on the aforementioned e-commerce platforms.
Geographical markets

13

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following presents information related to the Company’s geographical market.

	Canada	Canada	USA	USA	International	International	Total	Total
For the period ended January 31	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$

Revenue	135,714	115,701	6,458	11,815	289	552	142,461	128,068
Cost of goods sold	102,442	84,785	4,430	7,064	149	225	107,021	92,074
Gross profit	33,272	30,916	2,028	4,751	140	327	35,440	35,994
Gross profit margin(i)	25%	27%	31%	40%	48%	59%	25%	28%
Total expenses	31,315	28,431	3,634	4,605	424	166	35,373	33,202
Income (loss) from operations	1,957	2,485	(1,606)	146	(284)	161	67	2,792
Depreciation and amortization	4,952	5,978	843	866	52	4	5,847	6,848
Share-based compensation	1,175	795	-	-	-	-	1,175	795
Adjusted EBITDA(i)	8,084	9,258	(763)	1,012	(232)	165	7,089	10,435
(i) Gross profit margin and Adjusted EBITDA are non-IFRS measures

	Canada	Canada	USA	USA	International	International	Total	Total
As at January 31, 2025 and October 31, 2024	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$
Current assets	64,622	77,037	8,348	7,940	762	812	73,732	85,789
Non-current assets	130,447	129,115	27,861	27,634	3,623	3,670	161,931	160,419
Current liabilities	41,719	57,692	3,932	3,580	177	208	45,828	61,480
Non-current liabilities	40,412	36,680	4,038	2,252	285	284	44,735	39,216

The Company continues to operate primarily in Canada with a focus on increasing its footprint across the Canadian provinces that it operates in. During the year, the Company expanded its footprint in Canada by opening 28 stores. As a result of the continued expansion and growth of same-store sales, revenues for the Canadian operations increased by 17% for the three months ended January 31, 2025 compared to the three months ended January 31, 2024.
During the three months ended January 31, 2025, the Company has seen a decrease in revenue from USA operations by 45% which is being driven primarily the change in company's international pricing strategy to expand Canna Cabana across all its global E-commerce business. Management launched a global e-commerce discount loyalty pricing model in December 2024 in order to capture more market share.
Within the international space, the Company has seen the entrance of many new competitors, in addition to an overall softening in the CBD sector which has impacted revenue growth leading to the decline in revenue from international sales by 48% for the three months ended January 31, 2025 compared to the three months ended January 31, 2024. Management launched a global e-commerce discount loyalty pricing model in December 2024 in order to capture more market share.
Canadian operations closely aligns with the bricks and mortar segment while USA and international operations closely aligns with the e-commerce segments. Differences between the geographic regions and the segments is related to corporate overhead allocation which is incurred in Canada and allocated to each segment proportionally based on a percentage of revenues generated by each segment.

14

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Summary of quarterly results:

	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Free cash flow(i)	(1,900)	5,908	3,092	9,383	3,608	5,687	4,051	(1,951)
Cash and cash equivalents	33,341	47,267	35,254	34,540	28,685	30,121	25,697	22,487
Cannabis and CBD products	123,619	120,259	115,667	107,959	108,908	111,846	106,952	100,172
Consumption accessories	7,544	7,128	6,972	7,323	11,378	7,899	10,724	11,292
Data analytics, advertising and other revenue	11,298	10,908	9,046	8,977	7,782	7,360	6,676	6,672
Revenue	142,461	138,295	131,685	124,259	128,068	127,105	124,352	118,136
Adjusted EBITDA (i)	7,089	8,245	9,614	10,041	10,435	8,362	10,184	6,590
Adjusted EBITDA margin(i)	5%	6%	7%	8%	8%	7%	8%	6%
Income (loss) from operations	67	2,831	3,055	1,987	2,792	(34,204)	(662)	(2,642)
Net loss	(2,689)	4,802	825	171	(5)	(31,805)	(3,717)	(1,568)
Basic and diluted income (loss) per share	(0.03)	(0.06)	0.01	—	0.00	(0.39)	(0.04)	(0.02)
(i)Free cash flow, Adjusted EBITDA and adjusted EBITDA Margin are non-IFRS financial measures, and accordingly, the Company’s use of such term may not be comparable to similarly defined measures presented by other entities. A reconciliation of the Adjusted EBITDA to Net (Loss) income is found under “EBITDA and Adjusted EBITDA of “Select Financial Highlights and Operating Performance” section on page 8.

15

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Key highlights include:
•Period-over-period revenue growth of 11% driven by increase in brick & mortar store count and continued organic same-store revenue growth. This was partially offset by revenue decline in the significantly smaller e-commerce segment.
•Adjusted EBITDA and Free Cash Flow differences are primarily driven by gross profit margin decrease of 3% on account of change in company's international pricing strategy to expand Canna Cabana across all its global E-commerce business and new stores taking longer to ramp up to maturity.

Financial position, liquidity and capital resources:
Assets
As of January 31, 2025, the Company had a cash and cash equivalent balance of $33,341 (October 31, 2024: $47,267).
Working capital including cash and cash equivalents as of January 31, 2025, was a surplus of $27,904 (October 31, 2024: surplus $24,309). Working capital is a non-IFRS measure and is calculated as the difference between total current assets and total current liabilities. The change is primarily due to $4,500 net cash proceeds received from the issuance of secured debentures.
Total assets of the Company were $235,663 on January 31, 2025, compared to $246,208 on October 31, 2024.
Liabilities
Total liabilities decreased to $90,563 as at January 31, 2025, as compared to $100,696 as of October 31, 2024, primarily due to $13,000 repayment of note payable on maturity on December 31, 2024. This was partially offset by net cash proceeds of $4,500 from secured debentures issued in the quarter.
During three months ended January 31, 2025 the Company issued an additional $5,000 of bond debentures at a 10% discount, for net cash proceeds of $4,464 ($4,500 cash proceeds net of $36 in issuance costs), with a 12% coupon rate. The bonds were issued and cash received by the Company on November 13, 2024 with a maturity of July 31, 2029.

16

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities (i)	Units Outstanding (ii)
Common shares	80,938,661
Warrants	4,829,560
Stock options	2,622,541
RSUs	1,606,435
(i)Refer to the Condensed Interim Consolidated Financial Statements for a detailed description of these securities.

ATM Program
Pursuant to the Company’s ATM Program that allows the Company to issue up to $30 million (or the equivalent in U.S. dollars) of Common Shares from the treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSXV, the Company announces that, during the three months ended January 31, 2025, the Company issued an aggregate of 11,600 Common Shares over the Nasdaq or TSXV, for aggregate gross proceeds of $52.
Pursuant to an Equity Distribution Agreement cash commission of $1 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during three months ended January 31, 2025.
The Company intends to use the net proceeds of the ATM Program at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company’s existing operations, funding future acquisitions as well as working capital and general corporate purposes.
Common Shares issued pursuant to the ATM Program are issued pursuant to a prospectus supplement dated August 31, 2023 (the “Canadian Prospectus Supplement”) to the Company’s final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the “Canadian Shelf Prospectus”) and pursuant to a prospectus supplement dated August 31, 2023 (the “U.S. Prospectus Supplement”) to the Company’s U.S. base prospectus dated August 3, 2023 (the “U.S. Base Prospectus”) included in its registration statement on Form F-10 (the “Registration Statement”) and filed with the U.S. Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC’s website at www.sec.gov.
The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.
Cash Flows
During the three months ended January 31, 2025, the Company's cash and cash equivalents decreased to $33,341 as compared to $47,267 as of October 31, 2024 .
Total cash provided by operating activities was $682 for the three months ended January 31, 2025 as compared to $6,873 for the three months ended January 31, 2024. The decrease in operating cash inflows is primarily driven by the change in non-cash working capital and lower EBITDA.
Cash used in investing activities for the three months ended January 31, 2025 was $2,741 (January 31, 2024: $2,076) primarily due to the opening of 28 new stores since Q1 2024.
Cash used in financing activities for the three months ended January 31, 2025 was $11,992 (January 31, 2024: $6,196) which is primarily related to the settlement of notes payable offset by proceeds received from secured debentures.

17

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Liquidity
ConnectFirst Credit Facility
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.5% per annum and is set to mature on September 5, 2027.
Tranche 1, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, on the basis of the Credit Union’s Prime Lending Rate and the principal outstanding. The Company received the inflow on October 7, 2022. The balance at the end of January 31, 2025 is $7,688 (October 31, 2024 : $8,238).
Tranche 2, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, on the basis of Credit Union's Prime Lending Rate and the principal outstanding. The Company received the inflow on October 25, 2022. The Company received the remaining $2,673 on March 8, 2023. The balance at the end of the period ended January 31, 2025 is $4,309 (October 31, 2024 : $4,653).
As of January 31, 2025, the Company has met all the covenants attached to the ConnectFirst Credit Facility.

Secured Debentures

On July 31, 2024, the Company established a secured debenture facility with a 12% coupon rate and 5-year maturity. On August 7, 2024, the Company issued $10,000 of debentures at a 10% discount and received net cash proceeds of $8,700. On November 30, 2024, the Company issued an additional $5,000 of debentures at a 10% discount and received net cash proceeds of $4,449.
In connection with the bond issuance, the Company issued 230,760 shares for consideration of $800 for issuance cost.
For the three months ended January 31, 2025, the Company incurred interest in the amount of $390 (January 31, 2024: $nil) and accretion expense of $64 (January 31, 2024: $nil) In addition, the Company recorded amortization expense of issuance fees of $86 (January 31, 2024 - $nil
This secured debenture is subject to the same covenants as the Connect First loan, with which the Company remains in full compliance.
Capital Management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.
The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financings as required.
Off Balance Sheet Transactions
The Company does not have any financial arrangements that are excluded from the condensed interim consolidated financial statements as of January 31, 2025, nor are any such arrangements outstanding as of the date of this MD&A.

18

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Transactions between related parties:
As at January 31, 2025, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.
Operational transactions
An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The current lease term is 5 years that end on December 31, 2028 with one additional 5-year term extensions exercisable remaining at the option of the Company.
Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the Company provided limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union.
The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.
Financial instruments:
Please refer to Note 21 of the condensed interim consolidated financial statements for the three months ended January 31, 2025 and 2024 for details on measurement, carrying value, fair value and related risks of financial instruments, which is hereby incorporated by reference into this MD&A. For the three months ended January 31, 2025, the Company did not have any derivative financial instruments, and the Company did not engage in hedging activities.

19

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Disclosure controls and procedures and internal controls over financial reporting:
The Chief Executive Officer and Chief Financial Officer of the Company have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to Management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner. Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Canada by NI 52-109 and in the United States by the rules adopted by the SEC). In addition, the Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were ineffective due to the material weakness identified in our internal control over financial reporting, as further described below.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, Management has concluded that our internal control over financial reporting (ICFR) was not effective as of January 31, 2025, due to a material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following internal control deficiency that constitutes a material weakness in the Company’s ICFR as of January 31, 2025.
Consistent with previous periods the Company did not effectively design, implement, and operate effective process-level control activities related to various processes or engage an adequate number of accounting personnel to allow for a detailed review of significant and non-routine accounting transactions that would identify errors in a timely manner, including business combinations, impairment testing and financing arrangements. As of January 31, 2025, a material weakness continues to exist in the operating effectiveness of controls over significant and non-routine accounting transactions as a result of insufficient capacity in its financial reporting function to identify and detect material misstatements. Management continues to hire qualified resources to increase capacity. Further remediation efforts are required for the Company to fully remediate this material weakness.

20

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Cautionary note regarding forward-looking information:
Certain statements contained in this MD&A, and in the documents incorporated by reference in this MD&A, constitute “forward-looking information” and “forward-looking statements” (together “forward-looking statements”) within the meaning of Applicable Securities Laws and are based on assumptions, expectations, estimates and projections as at the date of this MD&A. Forward-looking statements relate to future events or future performance and reflect Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.
Forward-looking statements in this MD&A herein include, but are not limited to, statements with respect to:
•the Business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation proposed M&A);
•the Company’s future growth prospects and intentions to pursue one or more viable Business opportunities;
•the development of the Business and future activities following the date of this MD&A;
•the closing of announced acquisitions;
•expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;
•the ability of the Company to enter into new markets following cannabis legalization, including the United States and Germany;
•expectations with respect to economic, Business, regulatory, or competitive factors related to the Company or the cannabis industry generally;
•the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
•the Company’s strategic investments and capital expenditures, and related benefits;
•the distribution methods expected to be used by the Company to deliver its product offerings;
•same-store sales and consolidated gross margins continuing to increase;
•the competitive landscape within which the Company operates and the Company’s market share or reach;
•the performance of Business operations and activities of the Company;
•the number of additional cannabis retail store locations the Company proposes to add to its Business, with Ontario representing the majority share of the increase;
•the Company’s ability to obtain, maintain, and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;
•the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions, and the Company’s ability to successfully integrate the operations of any business acquired within the Business;
•the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;
•the anticipated sales from continuing operations;
•the intention of the Company to complete the ATM Program and any additional offering of securities of the Company and the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program, Credit Facility, or any future offering;
•the Company’s expected use of the net proceeds from the ATM Program, Credit Facility, or any future offering;
•the anticipated effects of the ATM Program and Credit Facility and/or any future offering on the Business and operations of the Company;
•the listing of Common Shares offered in the ATM Program and/or any future offering;
•the Company deploying Fastendr™ technology across the Company’s retail stores upon the timelines disclosed herein;
•the Company’s ability to generate cash flow from operations and from financing activities and remain free cash flow positive;
•future initiatives to strengthen the performance of our e-commerce platforms;

21

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
•the Company continuing to increase its revenue;
•the Company continuing to integrate and expand its CBD brands;
•Cabana Club and Cabana ELITE loyalty programs membership continuing to increase;
•the Company continuing to increase its ELITE product offerings;
•the effects of the ELITE program on the business and operations of the Company;
•the ability of the Company to reach its goals of 300 stores nationwide and 2 million Cabana Club members;
•the timelines for its international launch to become revenue and EBITDA neutral;
•the ability of the Company to use cash generated from existing operations to fund future locations;
•the Company hitting its forecasted revenue and sales projections;
•changes in general and administrative expenses;
•future Business operations and activities and the timing thereof;
•the future tax liability of the Company;
•the estimated future contractual obligations of the Company; and
•the future liquidity and financial capacity of the Company; and its ability to fund its working capital requirements and forecasted capital expenditures.
Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward-looking statements, as forward-looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this MD&A and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management.
By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the Business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.
Readers are cautioned that the foregoing is not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of that date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to Applicable Securities Laws.
These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments” in this MD&A.
Additional risk factors that can cause results to differ materially from those expressed in forward-looking statements in this MD&A are discussed in greater detail in the “Non-Exhaustive List of Risk Factors” section in Schedule A to our current annual information form, and elsewhere in this MD&A, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.com and www.sec.gov, which risk factors are incorporated herein by reference.
Cautionary note regarding FOFI:

This MD&A, and documents incorporated by reference herein, may contain FOFI within the meaning of Applicable Securities Laws and analogous U.S. securities Laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Company’s

22

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.
Importantly, the FOFI contained in this MD&A, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s net proceeds from the ATM Program and Credit Facility. The FOFI or financial outlook contained in MD&A, and in documents incorporated by reference herein do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Assessment”, FOFI or financial outlook within this MD&A, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.
Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this MD&A, and in documents incorporated by reference herein. Except as required by Applicable Securities Laws, the Company does not intend, and does not assume any obligation, to update such FOFI.
Non-IFRS Financial Measures
Throughout this MD&A, references are made to non-IFRS financial measures, including free cash flow, gross profit margin, sustaining capex, EBITDA and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core Business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.
Risk Assessment
Management defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company. Risks facing our business, and that could cause actual results to differ materially from current expectation, may include, but are not limited to, risks and uncertainties that are discussed in greater detail in Schedule A to our current Annual Information Form (AIF) for the fiscal year ended October 31, 2024, and elsewhere in this MD&A, and may be further updated from time to time in our periodic filings, available at www.sedar.com and www.sec.gov which risk factors are incorporated herein by reference.
The Company's brick and mortar business which accounts for 95.3% of revenue is domestically sourced thus having no US tariff impact. The remaining 4.7% of e-commerce business includes mostly domestic products with less than 1% of our total products being sourced through a broker who imports products both domestically and internationally. Given this, the Company expects the impact of US tariffs on its e-commerce business to be immaterial.

23

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Glossary of terms:
In this MD&A, unless otherwise indicated or if the context otherwise requires, “Adjusted EBITDA” has the meaning ascribed thereto under the heading “EBITDA and Adjusted EBITDA”; “Agents” means collectively ATB Capital Markets Inc. and ATB Capital Markets USA Inc.; “Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable law and in force from time to time; “ATM Program” means the at-the-market equity offering program of the Company established pursuant to the Canadian Prospectus Supplement and U.S. Prospectus Supplement on August 31, 2023, which allows the Company to issue up to $30,000,000 (or the equivalent in U.S. dollars) of Common Shares from its treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements; “Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any government entity or pursuant to any requirement under applicable law; “Blessed CBD” means Enigmaa Ltd., operating as ‘Blessed CBD’; “Board” means the board of directors of the Company, as constituted from time to time; “Business” means the business carried on by High Tide and its subsidiaries as at the date of this MD&A, and where the context so requires, includes the business carried on by High Tide and its subsidiaries prior to the date of this MD&A; “Canadian Shelf Prospectus” means the Company’s final base shelf prospectus dated August 3, 2023 filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada; “Cannabis” or “cannabis” means the plant Cannabis sativa L; “CBD” means industrial Hemp-based cannabidiol; “Common Shares” means the common shares in the capital of the Company; “ConnectFirst” means Connect First Credit Union Ltd.; Credit Facility” has the meaning ascribed thereto under the heading “ConnectFirst Credit Facility”; “DankStop” means DS Distribution Inc., operating as ‘Dankstop.com’; “Daily High Club” or “DHC” means DHC Supply LLC.; “EBITDA” means earnings before interest, taxes, depreciation and amortization; “Equity Distribution Agreement” means the equity distribution agreement dated August 31, 2023 entered into among the Company and Agents associated with the ATM Program; “FABCBD” means Fab Nutrition, LLC.; “FOFI” means future oriented financial information; “GBP” means British pound sterling; “Grasscity” means collectively, SJV B.V. and SJV2 B.V; “IAS” means International Accounting Standards; “Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any governmental entity), syndicate or other entity, whether or not having legal status; “M&A” means mergers and acquisitions; “Management” means the management of the Company, as constituted from time to time; “NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings; “SEC” means the U.S. Securities and Exchanges Commission; “NuLeaf Naturals” means NuLeaf Naturals, LLC; “Registration Statement” means the Company’s registration statement on Form F-10 in connection with the Company becoming a registrant effective June 2, 2021 with the SEC upon the Company’s Form 40-F registration statement becoming effective; “Smoke Cartel” means Smoke Cartel Inc.; “U.K.” means the United Kingdom; “U.S.” means United States of America; “U.S. Base Prospectus” means the Company’s U.S. base prospectus dated August 3, 2023 included in the Registration; “USD” United States dollars; and “Warrants” means the Common Share purchase warrants of the Company.

24

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

High Tide is a high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

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